Contact

www.linkedin.com/in/deborah-cullen-750311193 (LinkedIn)

Deborah Cullen

Chief Financial Officer at World Tree

United States

Experience

World Tree

Chief Financial Officer

October 2019 - Present (2 years 8 months)

El Segundo, California, United States

City of Rancho Palos Verdes

Director of Finance

June 2015 - October 2019 (4 years 5 months)

Rancho Palos Verdes, California

City of El Segundo

Director of Finance

April 2006 - June 2015 (9 years 3 months)

El Segundo, CA.

Managed all financial operations and long-term strategic planning for the City. Responsibilities included hiring and developing finance/administrative staff, development of 5-year forecast. Managed the implementation of new budget software and upgrade of financial software. Managed and directed functions that included; financial reporting, forecasting, budget, accounting, procurement, risk management, contract management, and payroll.

Mayer Hoffman McCann P.C.

Senior Managaer

December 2000 - April 2006 (5 years 5 months)

Irvine, CA.

Responsibilities included managing, coordinating and scheduling activities for audit teams. Review audit work papers and prepare client reports. Consulted with clients and assist audit teams in resolving diverse and complex issues in the field.

United State Postal Servcie

Director Finance and Business Strategies

December 1994 - November 2000 (6 years)

Washington D.C. Metro Area

Managed all financial operations for Expedited/Package Services (E/PS) Strategic Business Unit responsible for generating over $5 billion in revenue. Responsibilities included hiring and developing finance/administrative staff, development of E/PS business plan for Board approval, profit and loss statements and development of a 5-year strategic plan. Managed and directed functions that included; financial reporting, forecasting, budget, accounting, procurement, contract management, travel/relocation and payroll.

United State Postal Service
Manager of Finance
January 1974 - April 2000 (26 years 4 months)
Long Beach, CA.

Managed and directed activities that supported $500 million expense budget, $30 million capital budget and $600 million revenue target. Managed and directed 11 managers and 53 support staff in finance and administrative services that supported 44 post offices that employed over 10,000 employees and served postal customers in the Los Angeles and Orange County areas.

Education

University of Phoenix
Bachelor of Science Buisness Management, Buisness · (1991 - 1994)

The Wharton School
Finance Management Program · (1995 - 1995)